July 24, 2006

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Re:
Aventine Renewable Energy Holdings, Inc.
Form S-1/A filed July 24, 2006
File No. 333-132881

Ms. Pamela A. Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Dear Ms. Long:

        This letter responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated July 24, 2006 (the "Comment Letter") regarding the above-referenced filing on Form S-1 (the "S-1") of Aventine Renewable Energy Holdings, Inc. (the "Company").

        Set forth below is the Company's response to the Staff's comment as set forth in the Comment Letter. Concurrently with this letter, we are filing Amendment No. 6 to the S-1.

Form S-1/A filed July 24, 2006

Principal and Selling Stockholders, page 82

  We note you have now identified certain selling stockholders as broker-dealers or affiliates of broker-dealers. Please confirm to us supplementally that you have identified all broker-dealers or affiliates of broker-dealers from your list of selling stockholders. Also, please provide the information requested in the second bullet point of comment 37 from our letter dated April 26, 2006. In particular, for each selling stockholder identified as an affiliate of a broker-dealer, please revise the prospectus to make the following representations: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make those representations in the prospectus, state that the seller is an underwriter.

  Based on the information received from the selling stockholders identified in the S-1, we have identified all broker-dealers or affiliates of broker-dealers from our list of selling stockholders.

  We have revised the prospectus to make the following representations for each selling stockholder identified as an affiliate of a broker-dealer: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

***

        If you have any questions regarding Amendment No. 6 or the responses herein provided, please call the undersigned at (212) 450-4674.

                              Sincerely,

                              /s/ Richard D. Truesdell, Jr.

                              Richard D. Truesdell, Jr.

cc:
Ronald Miller, Aventine Renewable Energy Holdings, Inc.
Julien R. Smythe, Akin Gump Strauss Hauer & Feld LLP
Ryan Rohn, Securities and Exchange Commission
Tamara Brightwell, Securities and Exchange Commission
Lesli Sheppard, Securities and Exchange Commission